July 8, 2013

BY EDGAR

Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Brandon Hill, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avaya Inc.
Form 10-K for the Year Ended September 30, 2012
Filed December 12, 2012
File No. 001-15951

Ladies and Gentlemen:

Avaya Inc. (the “Company”) confirms that it has received a Comment Letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated June 27, 2013, regarding the above-referenced filing. The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. The Company is working with management and internal and external legal counsel to address the points in the Comment Letter but requires additional time to complete its responses. The Company hereby advises the Staff that it will respond to the Comment Letter on or before July 26, 2013. The Company appreciates the Staff’s willingness to allow for the additional time.

Please do not hesitate to contact me at (908) 953-6000 or Julie H. Jones of Ropes & Gray LLP at (617) 951-7294 if you have any questions regarding this letter.

Sincerely,

/s/ Pamela F. Craven

Pamela F. Craven

Chief Administrative Officer

cc: Julie H. Jones, Ropes & Gray LLP